Filed Pursuant to Rule 424(b)(7)
Registration No. 333-130993

PROSPECTUS SUPPLEMENT NO. 11
(To Prospectus Dated January 12, 2006 and Prospectus Supplements Dated June 7, June 21, June 29, July 19, August 6, August 20, September 6, September 21, October 9 and November 6, 2007)

10,428,558 Shares Common Stock

                This prospectus supplement supplements the prospectus dated January 12, 2006 and the prospectus supplements dated June 7, June 21, June 29, July 19, August 6, August 20, September 6, September 21, October 9 and November 6, 2007 relating to the offer and sell from time to time of up to 10,428,558 shares of common stock of The Macerich Company by the selling stockholders named therein.  This number of shares includes 191,263 shares held by selling stockholders that were acquired upon redemption of Units of The Macerich Partnership, L.P. and 10,237,295 shares constituting the maximum number of shares of our common stock that could be issued upon conversion of $950,000,000 aggregate principal amount of our 3.25 % Convertible Senior Notes due 2012 (the “Notes”), subject to certain adjustments.

                Investing in the common stock involves risks.  See “Risk Factors” beginning on page S-2 of the prospectus supplement dated June 7, 2007.

                We will not receive any proceeds from the sale by the selling stockholders of the common stock.  We will pay all expenses of the registration of the common stock and certain other expenses.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 19, 2007.

                The information appearing under the heading “Selling Stockholders” in the prospectus supplement dated June 7, 2007 and in the prospectus supplements dated June 21, June 29, July 19, August 6, August 20, September 6, September 21, October 9 and November 6, 2007 is hereby supplemented and, as appropriate, amended by the following information.  The number of shares of our common stock indicated for the listed selling stockholders may be in excess of the 10,428,558 shares to which this prospectus relates due to sales or transfers by selling stockholders of the Notes in transactions exempt from the registration requirements under the Securities Act of 1933 after the date on which the selling stockholders provided us with information regarding their holdings of Notes.

Selling Stockholder	Shares Prior to the Offering	Shares Available for Sale Under this Prospectus Supplement	Shares Afte Completion of the Offering(1)

Akanthos Arbitrage Master Fund L.P.	692,338	538,805	153,533
DBAG London(2)	1,049,753	1,049,753	0
dbx-Convertible Arbitrate 12 Fund	3,523	3,523	0
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series	22,414	22,414	0
Lyxor/Quattro Fund Limited	5,980	5,980	0
Quattro Fund Ltd.	162,837	162,837	0
Quattro Multistrategy Masterfund LP	13,006	13,006	0

(1)                                  Assumes all shares available for sale under this prospectus supplement are sold.

(2)                                  The selling stockholder has stated that it is an affiliate of Deutsche Bank Securities, Inc., a registered broker-dealer, and that it acquired beneficial ownership of the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.